Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three months ended March 31, 2025 and 2024

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	Note	March 31, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents		$576,698	$603,948
Short-term investments		2,104	2,104
Trade and other receivables	5	28,118	31,983
Inventories	6	65,117	56,417
Prepaid expenses and other current assets		3,083	4,426
Total current assets		675,120	698,878
Non-current assets:
Property, plant and equipment	7	29,563	30,424
Intangible assets	8	1,865	1,757
Equity-accounted investments	9	7,465	8,238
Long-term financial investments	10	42,113	37,515
Other non-current assets		484	495
Total assets		$756,610	$777,307
Liabilities and Equity
Current liabilities:
Trade and other payables	12	$36,468	$35,637
Deferred revenue	13	9,150	6,643
Provisions and other current liabilities	14	26,348	30,407
Current lease liabilities	15	3,025	2,899
Total current liabilities		74,991	75,586
Non-current liabilities:
Non-current lease liabilities	15	20,237	20,995
Deferred gain on finance lease liability	15	—	69
Non-current deferred revenue	13	4,866	4,989
Other non-current liabilities and employee future benefits	16	2,695	2,678
Total liabilities		102,789	104,317
Equity:
Share capital	17	2,430,439	2,428,618
Contributed surplus	17	309,491	309,974
Accumulated deficit		(2,081,873)	(2,060,837)
Foreign currency reserve		(4,236)	(4,765)
Total equity		653,821	672,990
Total liabilities and equity		$756,610	$777,307

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

“Kathy Bayless”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended March 31,
	Note	2025	2024

Revenues:
Product and service revenues	18	$15,389	$14,452
Cost of product and service revenues		18,997	19,867
Gross margin		(3,608)	(5,415)

Operating expenses:
Research and product development		18,105	25,308
General and administrative		4,665	6,869
Sales and marketing		2,455	3,183
Other expense	19	227	1,700
Total operating expenses		25,452	37,060

Results from operating activities		(29,060)	(42,475)
Finance income and other	20	11,501	2,709
Finance expense	20	(506)	(431)
Net finance income		10,995	2,278

Equity in loss of investment in joint venture and associate	9 & 21	(818)	(834)
Impairment charges on property, plant and equipment	7	(2,223)	—
Gain on sale of assets	7	70	—
Loss before income taxes		(21,036)	(41,031)

Income tax expense		—	(35)
Net loss for the period from continued operations		$(21,036)	$(41,066)

Net loss for the period from discontinued operations	22	—	(226)
Net loss for the period		$(21,036)	$(41,292)

Other comprehensive loss:

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		529	(902)
Total comprehensive loss for the period		$(20,507)	$(42,194)

Basic and diluted loss per share
Loss per share for the period		$(0.07)	$(0.14)
Weighted average number of common shares outstanding		299,518,254	299,010,734

See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2024	299,438,116	$2,428,618	$309,974	$(2,060,837)	$(4,765)	$672,990

Net loss	—	—	—	(21,036)	—	(21,036)
RSUs redeemed (note 17)	395,118	1,821	(2,309)	—	—	(488)
Share-based compensation (note 17)	—	—	1,826	—	—	1,826
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	529	529
Balance, March 31, 2025	299,833,234	$2,430,439	$309,491	$(2,081,873)	$(4,236)	$653,821

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2023	298,935,706	$2,425,641	$306,042	$(1,737,505)	$(2,962)	$991,216

Net loss	—	—	—	(41,292)	—	(41,292)
RSUs redeemed (note 17)	201,448	1,494	(2,011)	—	—	(517)
Options exercised (note 17)	149,481	450	(156)	—	—	294
Share-based compensation (note 17)	—	—	2,800	—	—	2,800
Other comprehensive income:
Foreign currency translation for foreign operations	—	—	—	—	(902)	(902)
Balance, March 31, 2024	299,286,635	$2,427,585	$306,675	$(1,778,797)	$(3,864)	$951,599
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Three months ended March 31,
	Note	2025	2024
Cash provided by (used in):
Operating activities:
Net loss for the period		$(21,036)	$(41,292)
Adjustments for:
Depreciation and amortization		985	3,486
Deferred gain amortization on finance lease agreement	15	(69)	(104)
Impairment loss on trade receivables		4	1,670
Inventory impairment and onerous contracts provision adjustments	6	(1,538)	1,476
Unrealized (gain)/loss on forward contracts		(437)	485
Equity in loss of investment in joint venture and associate	9 & 21	818	834
Net (increase) decrease in fair value of investments	10, 20 & 25	(4,446)	6,302
Gain on sale of assets	7	(70)	—
Impairment loss on property, plant and equipment	7	2,223	—
Accretion (dilution) on decommissioning liabilities	16	19	(41)
Employee future benefits plan contributions		(2)	(3)
Share-based compensation	17	1,866	2,800
		(21,683)	(24,387)
Changes in non-cash working capital:
Trade and other receivables		3,768	15,465
Inventories		(8,752)	(10,407)
Prepaid expenses and other current assets		1,791	373
Trade and other payables		(2,303)	(3,069)
Deferred revenue		2,384	3,614
Warranty provision		392	(1,581)
		(2,720)	4,395
Cash used in operating activities		(24,403)	(19,992)

Investing activities:
Contributions to long-term investments	10	(152)	(2,057)
Additions to property, plant and equipment		(2,430)	(7,293)
Investment in intangible assets	8	(233)	(177)
Proceeds on sale of assets	7	80	—
Cash used in investing activities		(2,735)	(9,527)

Financing activities:
Principal payments of lease liability	15	(689)	(987)
Net proceeds on issuance of share capital from stock option exercise	17	—	294
Cash used in financing activities		(689)	(693)

Effect of exchange rate fluctuations on cash and cash equivalents held		577	(253)

Decrease in cash and cash equivalents		(27,250)	(30,465)
Cash and cash equivalents, beginning of period		603,948	751,130
Cash and cash equivalents, end of period		$576,698	$720,665

Supplemental disclosure of cash flow information (note 23).
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.    Reporting entity:
The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of proton exchange membrane ("PEM") fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications, as well as the delivery of services, including technology solutions, after sales service and training. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.
The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2025 and 2024 comprise the Corporation and its subsidiaries.

2.    Basis of preparation:
(a)    Statement of compliance:
These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those material accounting policies followed in the most recent annual consolidated financial statements, and therefore should be read in conjunction with the December 31, 2024 audited consolidated financial statements and the notes thereto.
The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on May 5, 2025.
(b)    Basis of measurement:
The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:
•Financial assets classified as measured at fair value through profit or loss (FVTPL)
(c)    Functional and presentation currency:
These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.
(d)    Use of estimates:
The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.    Basis of preparation (cont'd):
(d)    Use of estimates (cont'd):

Significant areas having estimation uncertainty include revenue recognition, asset impairment (including goodwill, intangible assets, and property, plant, and equipment), warranty provision, inventory and onerous contracts provisions, and fair value measurement (including long-term financial investments). These assumptions are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2024.
(e)    Future operations:
The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. The Corporation's liquidity objective to remain a going concern into the foreseeable future is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and contractual commitments.
The Corporation’s strategy to attain this liquidity objective is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund its operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.    Material accounting policies:
Effective January 1, 2025, the Corporation adopted a number of new standards and interpretation, but they did not have a material impact on the Corporation's condensed consolidated interim financial statements.
The accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2024.

4.    Critical judgments in applying accounting policies and key sources of estimation uncertainty:
Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.    Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):
Key sources of estimation uncertainty:
Key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year include the following: revenue recognition, asset impairment (including goodwill and property, plant, and equipment), warranty provision, inventory and onerous contracts provisions, fair value measurement (including long-term financial investments) and residual fair value of property, plant, and equipment. These assumptions are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2024.

5.    Trade and other receivables:

	March 31,	December 31,
	2025	2024
Trade accounts receivable,gross	$25,738	$29,475
Allowance for doubtful accounts	(4,965)	(5,292)
Trade accounts receivable, net	20,773	24,183
Other receivables	4,399	4,654
Contract assets	2,946	3,146
	$28,118	$31,983
Contract assets
Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at March 31, 2025 for engineering services and technology transfer services.

March 31,
Contract assets	2025
January 1, 2025	$3,146
Invoiced during the period	(200)
At March 31, 2025	$2,946
Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 25.

6.    Inventories:
During the three months ended March 31, 2025, the write-down of inventories to net realizable value including onerous contract adjustments amounted to $334,000 (2024 – $2,033,000) and the reversal of previously recorded write-downs and onerous contract adjustments amounted to $1,872,000 (2024 – $557,000), resulting in a net write-down (reversal) of ($1,538,000) (2024 – $1,476,000). Write-downs and reversals are included in either cost of product and service revenues or research and product development expense, depending upon the nature of inventory.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

7.    Property, plant and equipment:

	March 31,	December 31,
	2025	2024
Property, plant and equipment owned	$9,000	$9,000
Right-of-use assets	20,563	21,424
	$29,563	$30,424
Property, plant, and equipment owned:

	March 31,	December 31,
Net carrying amounts	2025	2024
Computer equipment	545	545
Furniture and fixtures	3,300	3,300
Leasehold improvements	3,600	3,600
Production and test equipment	1,555	1,555
	$9,000	$9,000
During the three months ended March 31, 2025, the Corporation recognized impairment charges on property, plant, and equipment of $2,223,000 (2024 - $nil) related to a net fair value impairment allowance against consolidated capital assets.
During the three months ended March 31, 2025, the Corporation disposed of certain miscellaneous equipment in Denmark for net proceeds of $80,000, resulting in a gain on sale of assets of $70,000.
Right-of-use assets:
The Corporation leases certain assets under lease agreements, comprised primarily of leases of land and buildings, office equipment, and vehicles (note 15).

	March 31,	December 31,
Net carrying amounts	2025	2024
Property	$20,345	$21,179
Equipment	25	34
Vehicle	193	211
	$20,563	$21,424
Depreciation expense on property, plant, and equipment is allocated to operating expense or cost of goods sold depending upon the nature of the underlying assets. For the three months ended March 31, 2025, depreciation expense of $861,000 (2024 - $3,231,000) was recorded.
Additions to property, plant, and equipment assets for the three months ended March 31, 2025 total $2,230,000 (2024 - $7,293,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

8.    Intangible assets:

	March 31,	December 31,
	2025	2024
ERP management reporting software system	$1,865	$1,757
	$1,865	$1,757

		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2024	$59,582	$58,176	$1,406
Additions to intangible assets	1,768	—	1,768
Amortization expense	—	759	(759)
Impairment on intangible assets	—	658	(658)
Impaired asset retirement adjustment	(6,269)	(6,269)	—
At December 31, 2024	55,081	53,324	1,757
Additions to intangible assets	233	—	233
Amortization expense	—	125	(125)
At March 31, 2025	$55,314	$53,449	$1,865
Additions to intangible assets for the three months ended March 31, 2025 of $233,000 (2024 - $177,000) consist primarily of costs to expand and enhance the capabilities of the ERP management reporting software system.
Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. For the three months ended March 31, 2025, amortization expense of $125,000 (2024 - $255,000) was recorded.

9.    Equity-accounted investments:
For the three months ended March 31, 2025, the Corporation recorded $818,000 (2024 - $834,000) in equity loss of investment in joint venture and associate, comprising of equity loss in Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai Ballard JV").
Investment in Weichai Ballard JV

	March 31,	December 31,
Investment in Weichai Ballard JV	2025	2024
Beginning balance	$8,238	$13,901
Recognition (deferral) of 49% profit on inventory not yet sold to third party, net	93	(168)
Equity in loss	(818)	(4,941)
Cumulative translation adjustment due to foreign exchange	(48)	(554)
Ending balance	$7,465	$8,238
Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.     Equity-accounted investments (cont'd):
Investment in Weichai Ballard JV (cont'd)
Thanks Kate! But you and Randy signed at the same time LOL. Would y
The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of March 31, 2025, adjusted for foreign exchange differences, the application of the Corporation's accounting policies and the Corporation's incorporation costs.

	March 31,	December 31,
	2025	2024
Percentage ownership interest (49%)
Current assets	$38,151	$40,993
Non-current assets	45	50
Current liabilities	(17,291)	(18,398)
Net assets (100%)	20,905	22,645
Corporation's share of net assets (49%)	10,242	11,096
Incorporation costs	324	324
Elimination of unrealized profit on downstream sales, net of sales to third party	(3,101)	(3,182)
Carrying amount of investment in Weichai Ballard JV	$7,465	$8,238

	Three months ended March 31,
	2025	2024
Revenue (100%)	$548	$1,005
Net loss (100%)	1,668	1,699
Corporation's share of net loss (49%)	$818	$834

10.    Long-term financial investments:
In addition to the above equity-accounted investments, the Corporation has also acquired ownership interest in various other investments, which are recognized at fair value (note 25).

	December 31,	Contributions	Change in Fair	March 31,
Net carrying value	2024	(Proceeds)	Value	2025
Long-term investment - Forsee Power SA	$2,270	$—	$2,820	$5,090
Long-term investment - Wisdom Motor	1,900	—	—	1,900
Long-term investment - HyCap Fund	23,987	179	798	24,964
Long-term investment - Clean H2 Fund	9,043	—	828	9,871
Long-term investment - Templewater Fund	315	(27)	—	288
	$37,515	$152	$4,446	$42,113

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Long-term financial investments (cont'd):

	December 31,	Contributions	Change in Fair	March 31,
Net carrying value	2023	(Proceeds)	Value	2024
Long-term investment - Forsee Power SA	$14,969	$—	$(5,885)	$9,084
Long-term investment - Wisdom Motor	4,100	—	—	4,100
Long-term investment - Quantron AG	4,400	—	(95)	4,305
Long-term investment - HyCap Fund	12,801	360	(74)	13,087
Long-term investment - Clean H2 Fund	4,075	1,201	(248)	5,028
Long-term investment - Templewater Fund	—	496	—	496
	$40,345	$2,057	$(6,302)	$36,100
During the three months ended March 31, 2025, changes in fair value and foreign exchange adjustments for long-term investments totalling $4,446,000 (2024 - ($6,302,000)) were recognized as unrealized gain (loss) in net loss and included in finance income and other (notes 20 and 25).
Investment in Forsee Power SA
In October 2021, the Corporation acquired a non-controlling 9.8% equity interest in Forsee Power SA ("Forsee Power"), a French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport.
During the three months ended March 31, 2025, changes in fair value and foreign exchange adjustments totalling $2,820,000 (2024 - ($5,885,000)) were recognized as an unrealized gain (loss) in net loss and included in finance income and other (notes 20 and 25), resulting in net fair value investment in Forsee Power of $5,090,000 (2024 - $9,084,000) as of March 31, 2025, now representing a non-controlling 7.3% equity interest.
Investment in Wisdom Group Holdings Ltd.
In June 2022, the Corporation invested $10,000,000 and acquired a non-controlling 7.2% interest in Wisdom Group Holdings Ltd. ("Wisdom Motor"), a privately held Cayman Islands holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles. Subsequently, the Corporation assigned its option held to purchase additional Series A Preferred Shares in Wisdom for consideration of $1,000,000, resulting in recovery of contributions of $1,000,000. The exercise of this option by the acquiring counterparties, diluted the Corporation's ownership interest from 7.2% to 6.7% as of March 31, 2025.
During the three months ended March 31, 2025, changes in fair value and foreign exchange adjustments totalling $nil (2024 - $nil) were recognized as an unrealized gain (loss) in net loss and included in finance income and other (notes 20 and 25), resulting in net fair value investment in Wisdom Motor of $1,900,000 (2024 - $4,100,000) as of March 31, 2025.
Investment in Quantron AG
In September 2022, the Corporation invested €5,000,000 ($5,183,000) and acquired a non-controlling 1.9% equity interest in Quantron AG, a global electric vehicle integrator and an emerging specialty OEM to accelerate fuel cell truck adoption. Subsequently in April 2023, the Corporation made a committed additional contribution of €3,000,000 ($3,304,000) to exercise its option to purchase an additional 793 shares, resulting in a non-controlling ownership interest of 3.0% in Quantron AG. In May 2024, the Corporation made a nominal additional contribution of $1,000 to purchase additional shares in order to maintain its non-controlling 3.0% equity interest. During 2024, Quantron AG commenced insolvency proceedings and the Corporation's investment was fully impaired. During 2025, the insolvency proceedings completed and Quantron AG was liquidated.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Long-term financial investments (cont'd):
Investment in Quantron AG (cont'd)
During the three months ended March 31, 2025, changes in fair value and foreign exchange adjustments totalling $nil (2024 - ($95,000)) were recognized as an unrealized loss in net loss and included in finance income and other (notes 20 and 25), resulting in net fair value investment in Quantron AG of $nil (2024 - $4,305,000) as of March 31, 2025.
Investment in Hydrogen Funds
HyCap Fund I SCSp
In August 2021, the Corporation invested in HyCap Fund I SCSp (“HyCap”), a special limited partnership registered in Luxembourg. During the three months ended March 31, 2025, the Corporation made additional contributions of £138,000 ($179,000) (2024 - £285,000 ($360,000)) for total contributions of £15,893,000 ($20,493,000).
During the three months ended March 31, 2025, changes in fair value and foreign exchange adjustments totalling $798,000 (2024 - ($74,000)) were recognized as unrealized gain (loss) in net loss and included in finance income and other (notes 20 and 25), resulting in net fair value investment in HyCap of $24,964,000 (2024 - $13,087,000) as of March 31, 2025.
Clean H2 Infrastructure Fund
In December 2021, the Corporation invested in Clean H2 Infrastructure Fund I ("Clean H2"), a special limited partnership registered in France. During the three months ended March 31, 2025, the Corporation made additional contributions of $nil (2024 - €1,098,000 ($1,201,000)) for total contributions of €9,663,000 ($10,475,000).
During the three months ended March 31, 2025, changes in fair value and foreign exchange adjustments totalling $828,000 (2024 - ($248,000)) were recognized as an unrealized gain (loss) in net loss and included in finance income and other (notes 20 and 25), resulting in net fair value investment in Clean H2 of $9,871,000 (2024 - $5,028,000) as of March 31, 2025.
Templewater Fund
In February 2024, the Corporation invested in Templewater Decarbonization I, L.P ("Templewater"), a special limited partnership registered in Cayman Islands. During the year ended December 31, 2024, the Corporation made initial contributions of $527,000, on a total commitment of $1,000,000, remainder yet to be paid. During the three months ended March 31, 2025, the Corporation received a return of contribution of ($27,000) (2024 - contribution of $496,000) in the form of an equalization payment.
During the three months ended March 31, 2025, changes in fair value and foreign exchange adjustments totalling $nil (2024 - $nil) were recognized as an unrealized gain (loss) in net loss and included in finance income and other (notes 20 and 25), resulting in net fair value investment in Templewater of $288,000 (2024 - $496,000) as of March 31, 2025.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

11.    Bank facilities:
The Corporation has the following bank facilities available to it.
Letter of Guarantee Facility
The Corporation has a Letter of Guarantee Facility (“LG Facility”), enabling the bank to issue letters of guarantees, standby letters of credit, performance bonds, or similar credits on the Corporation's behalf from time to time up to a maximum of $2,000,000. As at March 31, 2025, €979,000 ($1,058,000) (2024 - €979,000 ($1,058,000)) was outstanding on the LG Facility.
The LG Facility also enables the Corporation to enter into foreign exchange contracts (at face value amounts in excess of the LG Facility). As at March 31, 2025, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $6,500,000 (2024 – CDN $36,500,000) at an average rate of 1.36 CDN per U.S. dollar, resulting in an unrealized gain (loss) of CDN ($248,000) (2024 – CDN ($102,000)) at March 31, 2025. The unrealized gain on forward foreign exchange contracts is presented in prepaid expenses and other current assets on the statement of financial position and the unrealized loss on forward foreign exchange contracts is presented in trade and other payables.
The Corporation also has a Loan Agreement enabling the bank to issue commercial credit cards, standby letters of credit, or similar credits on the Corporation's behalf from time to time up to a maximum of approximately CDN $13,000,000. As at March 31, 2025, no amounts were outstanding under the Loan Agreement.

12.    Trade and other payables:

	March 31,	December 31,
	2025	2024
Trade accounts payable	$21,705	$12,300
Compensation payable	9,610	17,111
Other liabilities	4,539	5,579
Taxes payable	614	647
	$36,468	$35,637

13.    Deferred revenue:
Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

	March 31,	December 31,
Deferred revenue	2025	2024
Beginning balance	$11,632	$4,588
Additions to deferred revenue	3,321	17,291
Revenue recognized during the period	(937)	(10,247)
Ending balance	$14,016	$11,632

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.        Deferred revenue (cont'd):

	March 31,	December 31,
	2025	2024
Current deferred revenue	$9,150	$6,643
Non-current deferred revenue	4,866	4,989
Ending balance	$14,016	$11,632

14.    Provisions:

	March 31,	December 31,
	2025	2024
Restructuring provision	$5,193	$8,053
Warranty provision	13,286	12,894
Onerous contracts provision	7,869	9,460
Current	$26,348	$30,407
Restructuring Provision
During 2024, the Corporation accrued restructuring expenses initially in provisions and other current liabilities, related primarily to a global corporate restructuring initiated in September 2024 consisting of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. This provision will be adjusted as actual costs are incurred each quarter.
As at March 31, 2025, restructuring costs totalling $5,193,000 (December 31, 2024 - $8,053,000) remain accrued.
Warranty Provision
The Corporation recorded warranty provisions of $890,000 (2024 - $1,284,000), comprised of $890,000 (2024 - $1,284,000) related to new product sales and $nil (2024 - $nil) related to upward warranty adjustments. This was offset by warranty expenditures of $513,000 (2024 - $1,013,000) and downward warranty adjustments of $nil (2024 - $1,828,000), due primarily to contractual expirations and changes in estimated and actual costs to repair. As of March 31, 2025, total warranty provision of $13,286,000 (2024 - $13,418,000) has been accrued in provisions and other current liabilities.
Onerous Contracts Provision
Upon completion of a review of the Corporation's "open" contracts as at March 31, 2025, total onerous contract costs of $7,869,000 (December 31, 2024 - $9,460,000) have been accrued in provisions and other current liabilities.
The Corporation will continue to review open contracts on a quarterly basis to determine if any ongoing or new contracts become onerous, and if any of the underlying conditions or assumptions change which would require an adjustment to the accrued provision.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

15.    Lease liability:
The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 2.95% to 9.42% per annum and expire between June 2025 and February 2035.

	March 31,	December 31,
	2025	2024
Property	$2,935	$2,805
Equipment	21	28
Vehicle	69	66
Lease Liability, Current	$3,025	$2,899

Property	$20,103	$20,847
Equipment	—	2
Vehicle	134	146
Lease Liability, Non-Current	$20,237	$20,995

Lease Liability, Total	$23,262	$23,894
During the three months ended March 31, 2025, the Corporation made principal payments on lease liabilities totalling $689,000 (2024 - $987,000). The Corporation is committed to future minimum lease payments (comprising principal and interest) as follows:

Maturity Analysis	March 31,
2025
Less than one year	$4,780
Between one and five years	14,288
More than five years	13,057
Total undiscounted lease liabilities	$32,125
Deferred gains on closing of finance lease agreements are amortized over the lease term. As at March 31, 2025, the outstanding deferred gain was $nil (December 31, 2024 – $69,000).

16.    Other non-current liabilities and employee future benefits:

	March 31,	December 31,
	2025	2024
Other non-current liabilities	$2,599	$2,580
Employee future benefits	96	98
Other non-current liabilities and employee future benefits	$2,695	$2,678
Non-current liabilities: Decommissioning liabilities
A provision for decommissioning liabilities for the Corporation’s head office building is related to estimated site restoration obligations at the end of the lease term. As at March 31, 2025, total decommissioning liabilities amounted to $2,599,000 (December 31, 2024 - $2,580,000), resulting from accretion (dilution) of $19,000 (2024 - ($41,000)).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

17.    Equity:

	Three months ended March 31,
Share-based compensation	2025	2024
Option Expense	$115	$450
DSU Expense	88	116
RSU Expense	1,663	2,234
Total share-based compensation (per statement of loss and statement of cash flows)	$1,866	$2,800
RSUs accrued but not yet granted	(40)	$—
Total share-based compensation (per statement of equity)	$1,826	$2,800
(a)    Share capital:
As at March 31, 2025, 299,833,234 common shares were issued and outstanding.
(b)    Share options:

Options for common shares
At December 31, 2024	3,763,020
Options cancelled	(428,019)
At March 31, 2025	3,335,001
During the three months ended March 31, 2025, compensation expense of $115,000 (2024 – $450,000) was recorded in net loss, based on the grant date fair value of the options recognized over the vesting period.
During the three months ended March 31, 2025, nil (2024 – 149,481) options were exercised for an equal amount of common shares for proceeds of $nil (2024 – $294,000).
As at March 31, 2025, options to purchase 3,335,001 common shares were outstanding (2024 - 4,164,309).
(c)    Deferred share units:

DSUs for common shares
At December 31, 2024	989,668
DSUs granted	78,615
At March 31, 2025	1,068,283
Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share, net of statutory tax withholdings, after the director or executive ceases to provide services to the Corporation.
During the three months ended March 31, 2025, $88,000 (2024 - $116,000) of compensation expense was recorded in net loss relating to 78,615 (2024 - 41,775) DSUs granted during the period.
As at March 31, 2025, 1,068,283 deferred share units were outstanding (2024 - 779,144).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

17.    Equity (cont'd):
(d)    Restricted share units:

RSUs for common shares
At December 31, 2024	4,592,096
RSUs granted	6,447,052
RSUs exercised	(776,466)
RSUs forfeited	(196,240)
At March 31, 2025	10,066,442
Restricted share units (“RSUs”) are granted to certain employees and executives. Eligible directors may elect to receive a portion of their annual retainer as RSUs. Each RSU is convertible into one common share, net of statutory tax withholdings. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria and/or market criteria. A performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted.
During the three months ended March 31, 2025, compensation expense of $1,663,000 (2024 – $2,234,000) was recorded in net loss.
During the three months ended March 31, 2025, 776,466 RSUs (2024 - 384,140) were exercised, net of applicable taxes, which resulted in the issuance of 395,118 common shares (2024 - 201,448) resulting in an impact on equity of ($488,000) (2024 - ($517,000)).
As at March 31, 2025, 10,066,442 restricted share units were outstanding (2024 - 5,738,672).

18.    Disaggregation of revenue:
The Corporation's operations and main revenue streams are the same as those described in the Corporation's consolidated financial statements as at and for the year ended December 31, 2024. Revenues from the delivery of services, including technology solutions, after sales service and training, are included in each of the respective markets. The Corporation's revenue is derived from contracts with customers.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

18.    Disaggregation of revenue (cont'd):
In the following table, revenue is disaggregated by geographical market (based on location of customer), by market application, and by timing of revenue recognition.

	Three months ended March 31,
	2025	2024
Geographical markets
Europe	$9,401	$10,965
North America	5,473	2,131
China	189	1,148
Rest of World	326	208
	$15,389	$14,452
Application
Bus	$12,467	$8,868
Truck	310	1,153
Rail	111	342
Marine	2	216
HD Mobility Subtotal	$12,890	$10,579
Stationary	596	3,651
Emerging Markets and Other	1,903	222
	$15,389	$14,452
Timing of revenue recognition
Products transferred at a point in time	$13,087	$11,863
Products and services transferred over time	2,302	2,589
	$15,389	$14,452

19.    Other operating expense:

	Three months ended March 31,
	2025	2024
Net impairment loss (recovery) on trade receivables	$(1)	$1,670
Restructuring and related costs	228	30
	$227	$1,700
Impairment loss (recovery) on trade receivables
During the three months ended March 31, 2025, the Corporation recorded a nominal net impairment recovery on trade receivables.
During the three months ended March 31, 2024, the Corporation recorded a net impairment loss of $1,670,000, consisting primarily of receivables no longer deemed collectible. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

19.    Other operating expense (cont'd):
Restructuring and related costs
During the three months ended March 31, 2025, total restructuring and related charges of $228,000 relate to additional amounts accrued related to the global corporate restructuring initiated in September 2024 consisting primarily of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring and related charges include personnel change costs.
During the three months ended March 31, 2024, total restructuring and related charges of $30,000 consist primarily of certain cost cutting measures and related personnel change costs.

20.    Finance income (expense):

	Three months ended March 31,
	2025	2024
Employee future benefit plan expense	$(10)	$(1)
Investment income	6,635	10,304
Mark-to-market gain (loss) on financial assets (notes 10 & 25)	4,446	(6,302)
Foreign exchange gain (loss)	250	(1,292)
Government recoveries (levies)	180	—
Finance income and other	$11,501	$2,709
Finance expense	$(506)	$(431)

21.    Related party transactions:
Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investee, Weichai Ballard JV (note 9).
For the three months ended March 31, 2025, related party transactions and balances with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

	March 31,	December 31,
Balances with related party - Weichai Ballard JV	2025	2024
Trade and other receivables	$2,447	$3,447
Investments	7,465	8,238
Deferred revenue	1,831	1,831

	Three months ended March 31,
Transactions during the period with Weichai Ballard JV	2025	2024
Revenues	$184	$1,007
Cost of goods sold and operating expense	91	939

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

22.    Discontinued operations:
During the year ended December 31, 2023, the Corporation completed a restructuring of operations at Ballard Motive Solutions and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business for 2024 have been removed from continuing operating results and are instead presented separately in the consolidated statements of loss and comprehensive loss as loss from discontinued operations. The Corporation has commenced the process to formally dissolve Ballard Motive Solutions.
Net loss from discontinued operations for the three months ended March 31, 2025 and 2024 were as follows:

	Three months ended March 31,
	2025	2024
Product and service revenues	$—	$—
Cost of product and service revenues	—	—
Gross margin	—	—

Total operating expenses	—	(234)
Finance income and other	—	8
Net loss from discontinued operations	$—	$(226)
Net cash flows from discontinued operations for the three months ended March 31, 2025 and 2024 were as follows:

	Three months ended March 31,
	2025	2024
Cash used in operating activities	$—	$(720)
Cash used in discontinued operations	$—	$(720)

23.    Supplemental disclosure of cash flow information:

	Three months ended March 31,
Non-cash financing and investing activities:	2025	2024
Compensatory shares	$1,821	$1,494

24.    Operating segments:
The Corporation operates in a single operating segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications. The delivery of services, including technology solutions, after sales service and training, are included in each of the respective markets.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2025 and 2024
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

25.    Financial Instruments:
(a)    Fair value:
The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, long-term financial investments, and trade and other payables. The fair values of cash and cash equivalents, short-term investments, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.
Long-term financial investments (note 10) comprise investment in hydrogen infrastructure and growth equity funds: HyCap Fund, Clean H2 Fund, investment in a decarbonization and climate technology fund: Templewater, and an investment in Forsee Power, Wisdom Motor and Quantron AG. Changes in fair value and foreign exchange adjustments are recognized as gains or losses in net loss and included in finance income and other (note 20). During the three months ended March 31, 2025, the Corporation recognized net mark to market and foreign exchange gains (losses) of $4,446,000 (2024 - ($6,302,000)).

	Three months ended	Year ended
Increase (decrease) in fair value due to MTM and foreign exchange	March 31, 2025	December 31, 2024
Long-term investment - Forsee Power	$2,820	$(12,699)
Long-term investment - Wisdom Motor	—	(2,200)
Long-term investment - Quantron AG	—	(4,401)
Long-term investment - HyCap Fund	798	5,084
Long-term investment - Clean H2 Fund	828	(360)
Long-term investment - Templewater Fund	—	(212)
Increase (decrease) in fair value of investments	$4,446	$(14,788)
(b)    Credit risk:
IFRS 9 Financial Instruments requires impairment losses to be recognized based on “expected losses” that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under IFRS 9, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.
As a result of this review for the three months ended March 31, 2025, the Corporation did not recognize any additional estimated ECL impairment losses, excluding specific impairment losses (note 19). At March 31, 2025, the total amount accrued was $500,000.